Exhibit 99.2

 POSTMEDIA NETWORK CANADA CORP.
 INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

 FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2012 AND FEBRUARY 28, 2011

Issued:  April 12, 2012

APRIL 12, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations of Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (collectively, “we”, “our”, “us”, or “Postmedia”) should be read in conjunction with the interim condensed consolidated financial statements and related notes of Postmedia for the three and six months ended February 29, 2012 and February 28, 2011 and the interim condensed consolidated financial statements and related notes of Postmedia for the three months ended November 30, 2011 and 2010, as well as the annual audited consolidated financial statements and related notes of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010.  The annual audited consolidated financial statements of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010, were prepared in accordance with Canadian generally accepted accounting principles – Part V (“Canadian GAAP”) and may not be comparable to the interim condensed consolidated financial statements of Postmedia for the three and six months ended February 29, 2012 and February 28, 2011 which are prepared in accordance with International Financial Reporting Standards (”IFRS”) as issued by the International Accounting Standards Board, and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting .  For a detailed explanation of our transition to IFRS please refer to note 15 in the interim condensed consolidated financial statements for the three and six months ended February 29, 2012 and February 28, 2011 and note 20 in the interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010.  The interim  condensed consolidated financial statements of Postmedia for the three and six months ended February 29, 2012 and February 28, 2011, the interim condensed consolidated financial statements of Postmedia for the three months ended November 30, 2011 and 2010 and the annual audited consolidated financial statements of Postmedia for the year ended August 31, 2011 and the period ended August 31, 2010 are available on SEDAR at www.sedar.com and on the EDGAR system maintained by the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

This discussion contains statements that are not historical facts and are forward-looking statements.  These statements are subject to a number of risks described in the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the year ended August 31, 2011 and the period ended August 31, 2010.  Risks and uncertainties may cause actual results to differ materially from those contained in such forward-looking statements.  Such statements reflect management’s current views and are based on certain assumptions.  They are only estimates of future developments, and actual developments may differ materially from these statements due to a number of factors.  Investors are cautioned not to place undue reliance on such forward-looking statements.  No forward-looking statement is a guarantee of future results.  We have tried, where possible, to identify such statements by using words such as “believe”, “expect”, “estimate”, “anticipate”, “will” and similar expressions in connection with any discussion of future operating or financial performance.  Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements of information, whether written or oral, that may be as a result of new information, future events or otherwise.

All amounts are expressed in Canadian dollars unless otherwise noted. The interim condensed consolidated financial statements of Postmedia for the three and six months ended February 29, 2012 and February 28, 2011 have been prepared in accordance with IFRS and IAS 34 – Interim Financial Reporting.  In certain aspects US Generally Accepted Accounting Principles as applied in the United States (“US GAAP”) differ from IFRS.  See “Differences between IFRS and US GAAP”.

This management’s discussion and analysis is dated April 12, 2012 and does not reflect changes or information subsequent to this date.  Additional information in respect of Postmedia is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

 Transition to IFRS

Our financial statements are prepared in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants – Part I (“CICA Handbook”).  In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards for years beginning on or after January 1, 2011. Accordingly, the interim condensed consolidated financial statements for the three and six months ended February 29, 2012 and February 28, 2011 are prepared in accordance with IFRS and IAS 34.

The interim condensed consolidated financial statements for the three and six months ended February 29, 2012 and February 28, 2011, have been prepared using the IFRS accounting policies we expect to adopt in our annual consolidated financial statements for the year ending August 31, 2012.  The new significant accounting policies under IFRS are disclosed in note 3 of our interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010.  In addition, note 15 of our interim condensed consolidated financial statements for the three and six months ended February 29, 2012 and February 28, 2011 and note 20 of our interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010 include an explanation of the transition to IFRS from Canadian GAAP, including reconciliations to IFRS of the results previously reported under Canadian GAAP.

The following table reconciles Canadian GAAP to IFRS and adjusts for the presentation of discontinued operations for our interim condensed consolidated statement of operations for the three months ended February 28, 2011:

	Canadian GAAP	Discontinued operations	IFRS adjustments	IFRS

Revenues
Print advertising	159,612	(22,773)	-	136,839
Print circulation	57,126	(3,604)	-	53,522
Digital	21,572	(736)	-	20,836
Other	4,228	(415)	-	3,813
Total revenues	242,538	(27,528)	-	215,010
Expenses
Compensation	104,492	(12,768)	(640)	91,084
Newsprint	14,495	(1,104)	-	13,391
Distribution	35,358	(4,863)	-	30,495
Other operating	46,547	(6,414)	-	40,133
Operating income before depreciation, amortization and restructuring	41,646	(2,379)	640	39,907
Depreciation	7,016	(581)	-	6,435
Amortization	11,587	(171)	-	11,416
Restructuring and other items	13,441	(1,229)	-	12,212
Operating income	9,602	(398)	640	9,844
Interest expense	20,968	(2,185)	-	18,783
Net financing expense relating to employee benefit plans	-	(4)	848	844
Gain on disposal of property and equipment	(3)	3	-	-
Loss on derivative financial instruments	14,616	-	-	14,616
Foreign currency exchange gains	(13,099)	(2)	-	(13,101)
Acquisition costs	(570)	-	-	(570)
Loss before income taxes	(12,310)	1,790	(208)	(10,728)
Provision for income taxes	-	-	-	-
Net loss from continuing operations	(12,310)	1,790	(208)	(10,728)
Net loss from discontinued operations, net of tax of nil	-	(1,790)	-	(1,790)
Net loss attributable to equity holders of the Company	(12,310)	-	(208)	(12,518)

The following table reconciles Canadian GAAP to IFRS and adjusts for the presentation of discontinued operations for our interim condensed consolidated statement of operations for the six months ended February 28, 2011:

	Canadian GAAP	Discontinued operations	IFRS adjustments	IFRS

Revenues
Print advertising	356,894	(50,858)	-	306,036
Print circulation	116,915	(7,363)	-	109,552
Digital	45,126	(1,353)	-	43,773
Other	10,660	(912)	-	9,748
Total revenues	529,595	(60,486)	-	469,109
Expenses
Compensation	215,532	(25,634)	(1,928)	187,970
Newsprint	32,336	(2,291)	-	30,045
Distribution	73,349	(10,035)	-	63,314
Other operating	92,506	(13,815)	-	78,691
Operating income before depreciation, amortization and restructuring	115,872	(8,711)	1,928	109,089
Depreciation	14,726	(1,151)	-	13,575
Amortization	23,223	(343)	-	22,880
Restructuring and other items	36,606	(3,155)	-	33,451
Operating income	41,317	(4,062)	1,928	39,183
Interest expense	42,542	(4,418)	-	38,124
Net financing expense relating to employee benefit plans	-	(8)	1,696	1,688
Gain on disposal of property and equipment	(3)	3	-	-
Loss on derivative financial instruments	27,566	-	-	27,566
Foreign currency exchange gains	(23,260)	2	-	(23,258)
Acquisition costs	1,217	-	-	1,217
Loss before income taxes	(6,745)	359	232	(6,154)
Provision for income taxes	-	-	-	-
Net loss from continuing operations	(6,745)	359	232	(6,154)
Net loss from discontinued operations, net of tax of nil	-	(359)	-	(359)
Net loss attributable to equity holders of the Company	(6,745)	-	232	(6,513)

The following table provides our fiscal 2011 quarterly and full year consolidated statements of operations, adjusted for the presentation of discontinued operations, under IFRS:

	Fiscal 2011
	Q1	Q2	Q3	Q4	Total

Revenues
Print advertising	169,197	136,839	145,601	122,283	573,920
Print circulation	56,030	53,522	55,327	54,417	219,296
Digital	22,937	20,836	22,077	21,200	87,050
Other	5,935	3,813	4,623	4,251	18,622
Total revenues	254,099	215,010	227,628	202,151	898,888
Expenses					-
Compensation	96,886	91,084	95,801	84,745	368,516
Newsprint	16,654	13,391	14,493	12,885	57,423
Distribution	32,819	30,495	32,585	30,926	126,825
Other operating	38,558	40,133	38,169	40,062	156,922
Total operating expenses	184,917	175,103	181,048	168,618	709,686
Operating income before depreciation, amortization and restructuring	69,182	39,907	46,580	33,533	189,202
Depreciation	7,140	6,435	6,769	6,671	27,015
Amortization	11,464	11,416	11,102	11,227	45,209
Restructuring and other items	21,239	12,212	1,589	2,971	38,011
Operating income	29,339	9,844	27,120	12,664	78,967
Interest expense	19,341	18,783	17,704	16,456	72,284
Loss on debt prepayment	-	-	11,018	-	11,018
Net financing expense relating to employee benefit plans	844	844	843	440	2,971
Loss on disposal of property and equipment	-	-	115	61	176
Loss (gain) on derivative financial instruments	12,950	14,616	1,907	(8,059)	21,414
Foreign currency exchange (gains) losses	(10,157)	(13,101)	695	4,604	(17,959)
Acquisition costs	1,787	(570)	-	-	1,217
Earnings (loss) before income taxes	4,574	(10,728)	(5,162)	(838)	(12,154)
Provision for income taxes	-	-	-	-	-
Net earnings (loss) from continuing operations	4,574	(10,728)	(5,162)	(838)	(12,154)
Net earnings (loss) from discontinued operations, net of tax of nil	1,431	(1,790)	2,437	487	2,565
Net earnings (loss) attributable to equity holders of the Company	6,005	(12,518)	(2,725)	(351)	(9,589)

Future Accounting Standards

The following accounting standards are issued but not yet effective.  We have not yet assessed the impact of the standards or determined whether we will adopt any of the standards earlier than their current effective date.

IFRS 9 - Financial Instruments

IFRS 9 was issued in November 2009 and contains requirements for financial assets.  This standard addresses classification and measurement of financial assets and replaces the multiple designation and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss.  IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.  Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carry forward existing requirements in IAS 39 - Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. This standard is required to be applied for annual periods beginning on or after January 1, 2015, with earlier adoption permitted.

IFRS 10 – Consolidated Financial Statements

IFRS 10 replaces SIC-12 Consolidation – Special Purposes Entities and parts of IAS 27 – Consolidated and Separate Financial Statements and introduces a new definition of control that is intended to provide more consistent guidance in the determination of whether control exists and whether or not an entity should be included within the consolidated financial statements.  This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

IAS 19 – Employee Benefits (Amended)

IAS 19 amendments include, among other changes, the immediate recognition of the actuarial gains and losses in other comprehensive income, the introduction of a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component and all past service costs are to be recognized in profit or loss when the employee benefit plan is amended.  This standard is required to be applied for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Additional IFRS Measures

We use operating income before depreciation, amortization and restructuring, as presented in the interim condensed consolidated financial statements for the three and six months ended February 29, 2012 and February 28, 2011 and described in note 5 thereto, to assist in assessing our financial performance.  Management and the Board of Directors of Postmedia use this measure to evaluate consolidated operating results as well as the results of its segments and to assess the Company’s ability to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by Postmedia and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Finally, this measure is the primary measure, subject to certain required adjustments, used by our creditors to assess performance and compute financial maintenance covenants contained in the Company’s Senior Secured Term Loan Credit Facility (“Term Loan Facility”).  Operating income before depreciation, amortization and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

Overview and Background

We are the largest publisher of English-language paid daily newspapers by circulation in Canada, according to the Newspapers Canada 2010 Circulation Data Report. Our English-language paid daily newspapers have, in total, the highest weekly print readership of English-language paid dailies belonging to each of the other media organizations in Canada, based on the NADbank 2011 survey data. Our business consists of news and information gathering and dissemination operations, with products offered in most of the major markets and a number of regional and local markets in Canada through a variety of daily newspapers, online, digital and mobile platforms. The combination of these distribution platforms provides readers with a variety of mediums through which to access and interact with our content. In addition, the breadth of our reach and the diversity of our content enable advertisers to reach their target audiences through the convenience of a single provider, on local, regional and national scales.

We have one reportable segment for financial reporting purposes, the Newspapers segment.  The Newspapers segment is comprised of the Eastern newspapers operating segment and the Western newspapers operating segment which have been aggregated as permitted by IFRS. The Newspapers segment publishes daily and non-daily newspapers and operates the related newspaper websites.  Its revenue is primarily from advertising and circulation.  We also have other business activities and an operating segment which are not separately reportable and are referred to collectively as the All other category.  Revenue in the All other category primarily consists of revenue from FPinfomart.ca and canada.com.

On October 18, 2011, we entered into an asset purchase agreement with affiliates of Glacier Media Inc. (the “Transaction”) to sell substantially all of the assets and liabilities of the Lower Mainland Publishing Group, the Victoria Times Colonist and the Vancouver Island Newspaper Group, collectively herein referred to as the Disposed Properties, for a purchase price of $86.5 million.  The Disposed Properties were all within the Newspapers segment.  On November 30, 2011, the Company completed the Transaction and recorded a gain on the sale of the Disposed Properties of $17.1 million.  In accordance with the terms and conditions of the Term Loan Facility, on November 30, 2011 the proceeds from the sale of the Disposed Properties were used to make a principal payment of US$84.6 million (CDN$86.5 million) on Tranche C of the Term Loan Facility.  As a result of the Transaction we have presented the results of the Disposed Properties as discontinued operations and as such, the condensed consolidated statement of operations and condensed consolidated statement of comprehensive income for the three and six months ended February 28, 2011 have been revised to reflect this change in presentation.  The condensed consolidated statement of financial position as at August 31, 2011 and condensed consolidated statement of cash flows for the three and six months ended February 28, 2011 have not been revised.  Additional information on the Transaction is available in note 4 of the interim condensed consolidated financial statements for the three and six months ended February 29, 2012 and February 28, 2011.

During the three and six months ended February 29, 2012, we made total long-term debt repayments of $3.6 million (US$3.6 million) and $94.4 million (US$92.5 million), respectively, related to the Term Loan Facility.  During the three and six months ended February 29, 2012, we repurchased and retired US$6.4 million of the 12.5% Senior Secured Notes due 2018 (the “Notes”) for total cash consideration of $6.3 million (US$6.2 million).  In conjunction with the retirement of the Notes we settled a notional amount of US$10.0 million of the foreign currency interest rate swap associated with the Notes for cash consideration of $0.7 million.  Aggregate long-term debt repayments related to the Term Loan Facility and the Notes since the completion of the acquisition of Canwest Limited Partnership in July 2010 total approximately $183 million.

Key Factors Affecting Operating Results

Revenue is earned primarily from advertising, circulation and digital sources. Print advertising revenue is a function of the volume, or linage, of advertising sold and rates charged. Print circulation revenue is derived from home-delivery subscriptions for newspapers and single copy sales at retail outlets and vending machines and is a function of the number of newspapers sold and the average revenue per copy. Digital revenue is comprised of revenue from national and local display advertising on our newspaper and other websites, including canada.com, and subscription and licensing revenue generated through FPinfomart.ca.

Print advertising revenue was $122.4 million and $271.8 million for the three and six months ended February 29, 2012, representing 61.6% and 63.2% of total revenue for such periods, respectively.  For the three months ended February 29, 2012 print advertising revenue by major category was as follows: national advertising 39.7%, retail advertising 23.7%, classified advertising 17.3%, insert advertising 15.7%, and other advertising 3.6%.  For the six months ended February 29, 2012 print advertising revenue by major category was as follows: national advertising 39.4%, retail advertising 23.0%, classified advertising 17.8%, insert advertising 15.8%, and other advertising 4.0%.  Print advertising is influenced by the overall strength of the economy.  Over the last few years, significant print advertising declines have been driven by the economic downturn as well as structural changes in the industry which include a continuing shift in advertising dollars from newspaper advertising to advertising in other formats, including online and other digital platforms such as search and social media.  We expect the print advertising market to remain challenging throughout the remainder of fiscal 2012.  During the three and six months ended February 29, 2012, we experienced print advertising revenue declines of 10.6% and 11.2% respectively, as compared to the three and six months ended February 28, 2011, of which, approximately 61% and 69% respectively, was due to weakness in the national advertising category.

Print circulation revenue was $51.2 million and $105.5 million for the three and six months ended February 29, 2012, representing 25.8% and 24.5% of total revenue for such periods, respectively.  Declines in circulation volume have been experienced over the last few years and continued in the current quarter.  Circulation volume decreases have been partially offset by price increases. We expect these trends to continue throughout the remainder of fiscal 2012.

Digital revenue was $20.9 million and $43.6 million for the three and six months ended February 29, 2012, representing 10.5% and 10.1% of total revenue for such periods, respectively.  Digital revenues increased 0.5% and decreased 0.5%, respectively, in the three and six months ended February 29, 2012 as compared to the same periods in the prior year.  Growth in local digital advertising revenue was offset by declines in national digital advertising revenue, including a decline of $0.7 million and $1.4 million for the three and six months ended February 29, 2012, respectively, associated with a digital sales representation agreement that ended August 31, 2011.  We continue to believe digital revenue represents a future growth opportunity for the Company and we continue to focus on many new initiatives in this area.

Our principal operating expenses consist of compensation expenses, newsprint expenses, and distribution expenses.  These comprised 52.0%, 7.3% and 17.6%, respectively, of total operating expenses for the three months ended February 29, 2012, and 50.7%, 7.8% and 18.1%, respectively for the six months ended February 29, 2012.  We experienced declines in compensation expenses of 1.0% and 5.7%, in the three and six months ended February 29, 2012 as compared to the three and six months ended February 28, 2011.  Newsprint consumption decreased 6.1% and 8.0%, in the three and six months ended February 29, 2012, due to continued usage reduction efforts and lower newspaper circulation volume combined with relatively stable newsprint costs, resulting in an overall decrease in newsprint expense of 5.7% and 9.2% for the three and six months ended February 29, 2012 as compared to the three and six months ended February 28, 2011. Distribution expenses decreased nominally for the three and six months ended February 29, 2012 as compared to the three and six months ended February 28, 2011.

Restructuring and other items was $4.6 million and $7.6 million for the three and six months ended February 29, 2012, which relates primarily to severance costs for involuntary terminations.  These severance costs will result in future reductions to compensation expense.

Our operating results are affected by variations in the cost and availability of newsprint. Newsprint is the principal raw material used in the production of our daily newspapers and other print publications. It is a commodity that is generally subject to price volatility. We take advantage of the purchasing power that comes with the large volume of newsprint we purchase, as well as our proximity to paper mills across Canada, to minimize our total newsprint expense. Changes in newsprint prices can significantly affect our operating results. A $50 per tonne increase or decrease in the price of newsprint would be expected to affect our operating expenses by approximately $5.0 million on an annualized basis.  We expect newsprint prices to remain stable throughout the remainder of fiscal 2012.

Our distribution is primarily outsourced to third party suppliers.  The key drivers of our distribution costs are fuel costs and circulation and flyer volumes.  We expect distribution costs to remain relatively flat  throughout the remainder of fiscal 2012.

Other Factors

Seasonality

Revenue has experienced, and is expected to continue to experience, significant seasonality due to seasonal advertising patterns and seasonal influences on media consumption habits. Typically, our advertising revenue is highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.  These seasonal variations may lead to increased borrowing needs at certain points within the fiscal year.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires our management to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities.  Our management bases its estimates and judgements on historical experience and other factors that are believed to be reasonable under the circumstances.  Actual results could differ from those estimates under different assumptions or conditions.  There are no significant changes in our accounting estimates since August 31, 2011 as described in our annual management’s discussion and analysis and annual audited consolidated financial statements for the year ended August 31, 2011 and the period ended August 31, 2010.

Operating Results

Postmedia’s operating results for the three months ended February 29, 2012 as compared to the three months ended February 28, 2011

	2012	2011

Revenues
Print advertising	122,385	136,839
Print circulation	51,201	53,522
Digital	20,933	20,836
Other	4,123	3,813
Total revenues	198,642	215,010
Expenses
Compensation	90,176	91,084
Newsprint	12,633	13,391
Distribution	30,493	30,495
Other operating	40,052	40,133
Total operating expenses	173,354	175,103
Operating income before depreciation, amortization and restructuring	25,288	39,907
Depreciation	6,517	6,435
Amortization	10,836	11,416
Restructuring and other items	4,629	12,212
Operating income	3,306	9,844
Interest expense	14,799	18,783
Net financing expense relating to employee benefit plans	975	844
Loss on disposal of property and equipment	35	-
Loss on derivative financial instruments	4,616	14,616
Foreign currency exchange gains	(6,054)	(13,101)
Acquisition costs	-	(570)
Loss before income taxes	(11,065)	(10,728)
Provision for income taxes	-	-
Net loss from continuing operations	(11,065)	(10,728)
Net loss from discontinued operations, net of tax of nil	-	(1,790)
Net loss attributable to equity holders of the Company	(11,065)	(12,518)

Revenue

Print advertising

Print advertising revenue decreased $14.5 million, or 10.6%, to $122.4 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 15.4%, retail advertising of 7.9%, classified advertising of 11.0%, and inserts advertising of 3.7%.

Print circulation

Print circulation revenue decreased $2.3 million, or 4.3%, to $51.2 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  Net paid circulation decreased 7.6% for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011, offset partially by price increases, resulting in a 4.3% decrease in overall circulation revenue.

Digital

Digital revenue increased $0.1 million to $20.9 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  Growth in local digital advertising revenue was partially offset by declines in national digital advertising revenue, including a decline of $0.7 million for the three months ended February 29, 2012 associated with a digital sales representation agreement that ended August 31, 2011.

Other

Other revenue increased $0.3 million, or 8.1%, to $4.1 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011. The increase is primarily due to an increase in revenue related to post sale services provided to the Disposed Properties.

Operating expenses

Compensation

Compensation expenses decreased $0.9 million, or 1.0%, to $90.2 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  The decrease is primarily the result of a decrease in share-based compensation expense.

Newsprint

Newsprint expenses decreased $0.8 million, or 5.7%, to $12.6 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  Newsprint consumption decreased 6.1% due to continued usage reduction efforts and lower newspaper circulation volume, partially offset by an increase in newsprint cost per tonne of 0.4%.

Distribution

Distribution expenses decreased nominally to $30.5 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.

Other operating

Other operating expenses decreased $0.1 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring decreased $14.6 million, or 36.6%, to $25.3 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  The decrease relates primarily to decreases in revenue, partially offset by decreases in compensation and newsprint, as discussed above.

Depreciation

Depreciation increased $0.1 million, or 1.3%, to $6.5 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.

Amortization

Amortization decreased $0.6 million, or 5.1%, to $10.8 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.

Restructuring and other items

Restructuring and other items for the three months ended February 29, 2012 decreased $7.6 million to $4.6 million as compared to the three months ended February 28, 2011.  Restructuring and other items for the three months ended February 29, 2012 relate primarily to severance costs for involuntary terminations.  Restructuring and other items for the three months ended February 28, 2011 included $11.3 million related to severance costs, which includes both involuntary terminations and voluntary buyouts, and $0.9 million of expenses relating to the preparation of a non-offering prospectus, expenses incurred to comply with our contractual obligation to make an exchange offer for the Notes that is registered with the SEC and management oversight expenses of our various restructuring initiatives.

Operating income

Operating income decreased $6.5 million to $3.3 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011 as a result of the factors described above.

Interest expense

Interest expense decreased $4.0 million, or 21.2%, to $14.8 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  The decrease relates to lower interest rates in the three months ended February 29, 2012 as a result of the refinancing of the Term Loan Facility on April 4, 2011 as well as the overall reduction in the Term Loan Facility due to principal repayments made throughout the year ended August 31, 2011 and the six months ended February 29, 2012.  In addition, interest expense decreased due to the deceleration of interest expense related to unamortized debt issuance costs due to revised repayment estimates for the Term Loan Facility.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans increased $0.1 million to $1.0 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.

Loss on disposal of property and equipment

During the three months ended February 29, 2012 we disposed of property and equipment and realized a nominal loss.

Loss on derivative financial instruments

Loss on derivative financial instruments for the three months ended February 29, 2012 was $4.6 million as compared to $14.6 million during the three months ended February 28, 2011.  The loss for the three months ended February 29, 2012 includes a loss of $3.7 million related to a foreign currency interest rate swap that was not designated as a hedge, a loss of $0.7 million related to the settlement of a portion of a cash flow swap, net cash outflows of $0.9 million related to a contractual cash interest settlement on a fair value swap not designated as a hedge, partially offset by a gain of $0.7 million related to a variable prepayment option embedded derivative on the Notes.  The loss for the three months ended February 28, 2011 includes a loss of $10.5 million related to a foreign currency interest rate swap that was not designated as a hedge, net cash outflows of $0.9 million related to a contractual cash interest settlement on a fair value swap not designated as a hedge and a loss of $3.2 million related to a variable prepayment option embedded derivative on the Notes.

Foreign currency exchange gains

Foreign currency exchange gains for the three months ended February 29, 2012 were $6.1 million as compared to $13.1 million during the three months ended February 28, 2011.  For the three months ended February 29, 2012 foreign currency exchange gains consisted primarily of unrealized gains of $6.3 million related to the outstanding principal amount on Tranche C which is not subject to hedge accounting, $0.5 million of unrealized gains related to the outstanding principal amount on the Notes which is not subject to hedge accounting, partially offset by realized losses of $0.7 million on contractual principal settlements on the foreign currency interest rate swap which is not designated as a hedge.  For the three months ended February 28, 2011 foreign currency exchange gains consisted primarily of net realized gains of $1.1 million related to repayments of the US Tranche of the Term Loan Facility as well as unrealized gains of $13.2 million related to the outstanding principal amount on the US Tranche partially offset by realized losses of $0.8 million on contractual principal settlements on the foreign currency interest rate swap which is not designated as a hedge.

Acquisition costs

During the three months ended February 28, 2011, we recorded a recovery of $0.6 million of provincial sales taxes related to asset transfers completed as part of the acquisition of Canwest Limited Partnership.

Loss before income taxes

Loss before income taxes increased $0.3 million to $11.1 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  The increase in loss before income taxes is primarily the result of decreased operating income and decreased foreign currency exchange gains partially offset by decreased interest expense and decreased losses on derivative financial instruments, all as discussed above.

Provision for income taxes

The Company has not recorded current or deferred tax expense for the three months ended February 29, 2012 and February 28, 2011.  Current taxes recoverable resulted in an increase to our tax loss carryforward balances.  The cumulative tax loss carryforward balances have not been recognized as a deferred tax asset on the statement of financial position in accordance with IFRS.

Net loss from continuing operations

Net loss from continuing operations increased $0.3 million to $11.1 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011 as described above in loss before income taxes.

Net loss from discontinued operations

Net loss from discontinued operations for the three months ended February 28, 2011 was $1.8 million.  The Transaction was completed on November 30, 2011 and as a result there were no discontinued operations during the three months ended February 29, 2012.

Net loss attributable to equity holders of the Company

Net loss for the three months ended February 29, 2012 decreased $1.5 million to $11.1 million as compared to the three months ended February 28, 2011.  The decrease is primarily due to the decrease in net loss from discontinued operations as discussed above.

Postmedia’s segment operations for the three months ended February 29, 2012 as compared to the three months ended February 28, 2011

	2012	2011

Revenues
Newspapers	190,615	206,312
All other	8,986	9,613
Intersegment elimination	(959)	(915)
	198,642	215,010
Operating expenses
Newspapers	160,924	161,078
All other	6,646	6,805
Corporate	6,743	8,135
Intersegment elimination	(959)	(915)
	173,354	175,103
Operating income before depreciation, amortization and restructuring
Newspapers	29,691	45,234
All other	2,340	2,808
Corporate	(6,743)	(8,135)
	25,288	39,907

Newspapers

Revenue

Revenue for the Newspapers segment decreased $15.7 million, to $190.6 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  The decrease in revenue is due to decreases in print advertising revenue and circulation revenue, partially offset by increases in local digital advertising revenue.

The total advertising linage and the average line rate decreased 7.9% and 4.8% during the three months ended February 29, 2012, respectively, as compared to the three months ended February 28, 2011.  National advertising revenue decreased 15.4%, retail advertising revenue decreased 7.9% and classified advertising revenue decreased 11.0% during the three months ended February 29, 2012 as compared to the three months ended February 28, 2011.  Insert revenue decreased 3.7% primarily related to volume decreases of 3.2% during the three months ended February 29, 2012 as compared to the three months ended February 28, 2011.  A decrease in print circulation volume of 7.6% was partially offset by increases in per copy revenue, resulting in a 4.3% decrease in print circulation revenue during the three months ended February 29, 2012 as compared to the three months ended February 28, 2011.  Newspaper digital advertising revenue increased  7.1% during the three months ended February 29, 2012 as compared to the three months ended February 28, 2011 and digital circulation revenue increased nominally, resulting in an overall digital revenue increase of 6.9% during the three months ended February 29, 2012 as compared to the three months ended February 28, 2011.

Operating expenses

Operating expenses for the Newspapers segment decreased $0.2 million to $160.9 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  This decrease is comprised of decreased compensation, newsprint and other expenses of $1.8 million, $0.8 million, and $0.4 million, respectively, offset by increased marketing and promotion expense of $0.6 million, and increased centralized service cost allocations of $2.2 million.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring for the Newspapers segment decreased $15.5 million to $29.7 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011. The decrease is primarily due to the decrease in print advertising revenue, as described above.

All other

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring for the All other category decreased $0.5 million to $2.3 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  This decrease is primarily due to decreased national digital advertising revenue of $0.6 million.  Increased costs from centralization initiatives were offset by an increase in centralized service costs allocated to the Newspapers segment.

Corporate

Operating expenses

Corporate expenses decreased $1.4 million to $6.7 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011.  This decrease is primarily due to decreased compensation costs as a result of a $1.4 million decrease in share-based compensation.

Postmedia’s operating results for the six months ended February 29, 2012 as compared to the six months ended February 28, 2011

	2012	2011
Revenues
Print advertising	271,753	306,036
Print circulation	105,470	109,552
Digital	43,555	43,773
Other	8,954	9,748
Total revenues	429,732	469,109
Expenses
Compensation	177,297	187,970
Newsprint	27,267	30,045
Distribution	63,198	63,314
Other operating	82,035	78,691
Total operating expenses	349,797	360,020
Operating income before depreciation, amortization and restructuring	79,935	109,089
Depreciation	12,979	13,575
Amortization	21,857	22,880
Restructuring and other items	7,611	33,451
Operating income	37,488	39,183
Interest expense	31,636	38,124
Net financing expense relating to employee benefit plans	1,950	1,688
Loss on disposal of property and equipment	35	-
(Gain) loss on derivative financial instruments	(5,424)	27,566
Foreign currency exchange (gains) losses	6,078	(23,258)
Acquisition costs	-	1,217
Earnings (loss) before income taxes	3,213	(6,154)
Provision for income taxes	-	-
Net earnings (loss) from continuing operations	3,213	(6,154)
Net earnings (loss) from discontinued operations, net of tax of nil	14,053	(359)
Net earnings (loss) attributable to equity holders of the Company	17,266	(6,513)

Revenue

Print advertising

Print advertising revenue decreased $34.3 million, or 11.2%, to $271.8 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  This decrease relates to most of our major categories of print advertising revenue, including decreases from national advertising of 18.0%, retail advertising of 7.4%, classified advertising of 8.7%, and inserts advertising of 3.4%.

Print circulation

Print circulation revenue decreased $4.1 million, or 3.7%, to $105.5 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  Net paid circulation decreased 7.5% for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011, offset partially by price increases, resulting in a 3.7% decrease in overall circulation revenue.

Digital

Digital revenue decreased $0.2 million to $43.6 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  This variance is primarily attributable to decreases in national digital advertising revenue, including a decline of $1.4 million for the six months ended February 29, 2012 associated with a digital sales representation agreement that ended August 31, 2011, partially offset by growth in local digital advertising revenue.

Other

Other revenue decreased $0.8 million, or 8.1%, to $9.0 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011. The decrease is due to the termination of a commercial printing contract in September 2010, partially offset by an increase in revenue related to post sale services provided to the Disposed Properties.

Operating expenses

Compensation

Compensation expenses decreased $10.7 million, or 5.7%, to $177.3 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  The decrease is the result of previously discussed restructuring initiatives as well as a decrease in share-based compensation expense.

Newsprint

Newsprint expenses decreased $2.8 million, or 9.2%, to $27.3 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  Newsprint consumption decreased 8.0% due to continued usage reduction efforts, outsourcing of our production at certain newspapers and lower newspaper circulation volume, combined with a decrease in newsprint cost per tonne of 1.4%.

Distribution

Distribution expenses decreased $0.1 million to $63.2 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.

Other operating

Other operating expenses increased $3.3 million, or 4.2%, to $82.0 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  Increases in other operating expenses are primarily related to overhead, marketing and promotion, legal expenses and regulatory costs associated with being a public company.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring decreased $29.2 million, or 26.7%, to $79.9 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  The decrease relates primarily to decreases in revenue and increases in other operating expenses, partially offset by decreases in compensation and newsprint, all as discussed above.

Depreciation

Depreciation decreased $0.6 million, or 4.4%, to $13.0 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.

Amortization

Amortization decreased $1.0 million, or 4.5%, to $21.9 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.

Restructuring and other items

Restructuring and other items for the six months ended February 29, 2012 decreased $25.8 million to $7.6 million as compared to the six months ended February 28, 2011.  Restructuring and other items for the six months ended February 29, 2012 relate primarily to severance costs for involuntary terminations.  Restructuring and other items for the six months ended February 28, 2011 included $32.2 million related to severance costs, which includes both involuntary terminations and voluntary buyouts, and $1.3 million of expenses relating to the preparation of a non-offering prospectus, expenses incurred to comply with our contractual obligation to make and exchange offer for the Notes that is registered with the SEC and management oversight expenses of our various restructuring initiatives.

Operating income

Operating income decreased $1.7 million, or 4.3%, to $37.5 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  The decrease relates to the decrease in operating income before depreciation, amortization and restructuring, partially offset by decreased restructuring and other items, both as discussed above.

Interest expense

Interest expense decreased $6.5 million, or 17.0%, to $31.6 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  The decrease relates to lower interest rates in the six months ended February 29, 2012 as a result of the refinancing of the Term Loan Facility on April 4, 2011 as well as the overall reduction in the Term Loan Facility due to principal repayments made throughout the year ended August 31, 2011 and the six months ended February 29, 2012.  In addition, interest expense decreased due to a net deceleration of interest expense related to unamortized debt issuance costs due to revised repayment estimates for the Term Loan Facility.

Net financing expense relating to employee benefit plans

Net financing expense relating to employee benefit plans increased $0.3 million to $2.0 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.

Loss on disposal of property and equipment

During the six months ended February 29, 2012 we disposed of property and equipment and realized a nominal loss.

(Gain) loss on derivative financial instruments

Gain on derivative financial instruments for the six months ended February 29, 2012 was $5.4 million as compared to a loss of $27.6 million during the six months ended February 28, 2011.  The gain for the six months ended February 29, 2012 includes a gain of $4.0 million related to a foreign currency interest rate swap that was not designated as a hedge and a gain of $4.0 million related to a variable prepayment option embedded derivative on the Notes, partially offset by a loss of $0.7 million related to the settlement of a portion of a cash flow swap and net cash outflows of $1.9 million related to a contractual cash interest settlement on a fair value swap not designated as a hedge.  The loss for the six months ended February 28, 2011 included a loss of $19.8 million related to a foreign currency interest rate swap that was not designated as a hedge and a loss of $6.1 million related to a variable prepayment option embedded derivative on the Notes and net cash outflows of $1.7 million related to a contractual cash interest settlement on a fair value swap not designated as a hedge.

Foreign currency exchange (gains) losses

Foreign currency exchange losses for the six months ended February 29, 2012 were $6.1 million as compared to gains of $23.3 million during the six months ended February 28, 2011.  For the six months ended February 29, 2012 foreign currency exchange losses consisted primarily of net realized losses of $3.8 million related to repayments of Tranche C of the Term Loan Facility, unrealized losses of $2.1 million related to the outstanding principal amount on Tranche C which is not subject to hedge accounting, realized losses of $0.9 million on contractual principal settlements on the foreign currency interest rate swap which is not designated as a hedge, partially offset by unrealized gains of $0.5 million related to the outstanding principal amount of the Notes which is not subject to hedge accounting.  For the six months ended February 28, 2011 foreign currency exchange gains consisted primarily of net realized gains of $1.5 million related to repayments of the US Tranche of the Term Loan Facility as well as unrealized gains of $23.5 million related to the outstanding principal amount on the US Tranche partially offset by realized losses of $0.9 million on contractual principal settlements on the foreign currency interest rate swap not designated as a hedge.

Acquisition costs

During the six months ended February 28, 2011, we incurred additional net acquisition costs of $1.2 million related to the July 13, 2010 acquisition of the Canwest Limited Partnership.  These costs were expensed as they were not directly related to either the issuance of debt or equity.

Earnings (loss) before income taxes

Earnings before income taxes was $3.2 million for the six months ended February 29, 2012, as compared to a loss before income taxes of $6.2 million for the six months ended February 28, 2011.  The increase in earnings before income taxes is primarily the result of decreased interest expense and increased gains on derivative financial instruments partially offset by decreased operating income, decreased foreign currency exchange gains and the non-recurrence of the acquisition costs, all as discussed above.

Provision for income taxes

The Company has not recorded a provision for current and deferred tax expense or recovery for the six months ended February 29, 2012 and February 28, 2011.  Current taxes payable were offset by a reduction of our tax loss carryforward balances resulting in a nil tax position for the six months ended February 29, 2012 and February 28, 2011.  The cumulative tax loss carryforward balances have not been recognized as a deferred tax asset on the statement of financial position in accordance with IFRS.

Net earnings (loss) from continuing operations

Net earnings from continuing operations was $3.2 million for the six months ended February 29, 2012, as compared to a net loss from continuing operations of $6.2 million for the six months ended February 28, 2011 as a result of the factors described above.

Net earnings (loss) from discontinued operations

Net earnings from discontinued operations for the six months ended February 29, 2012 was $14.1 million and includes a $17.1 million gain on sale of discontinued operations and an allocation of $6.4 million of interest expense representing an accelerated amortization of debt issuance costs related to the debt repayment of $86.5 million described earlier.  The Transaction was completed on November 30, 2011, as a result there were no discontinued operations for the three months ended February 29, 2012 and as such the earnings are not comparable to the net loss from discontinued operations of $0.4 million for the six months ended February 28, 2011.

Net earnings (loss) attributable to equity holders of the Company

Net earnings for the six months ended February 29, 2012 was $17.3 million as compared to a loss of $6.5 million for the six months ended February 28, 2011.  The increase is due to the increase in earnings from continuing operations and the increase in earnings from discontinued operations, both as discussed above.

Postmedia’s segment operations for the six months ended February 29, 2012 as compared to the six months ended February 28, 2011

	2012	2011

Revenues
Newspapers	413,690	451,109
All other	17,980	20,032
Intersegment elimination	(1,938)	(2,032)
	429,732	469,109
Operating expenses
Newspapers	329,206	334,275
All other	12,140	12,015
Corporate	10,389	15,762
Intersegment elimination	(1,938)	(2,032)
	349,797	360,020
Operating income before depreciation, amortization and restructuring
Newspapers	84,484	116,834
All other	5,840	8,017
Corporate	(10,389)	(15,762)
	79,935	109,089

Newspapers

Revenue

Revenue for the Newspapers segment decreased $37.4 million, or 8.3%, to $413.7 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  The decrease in revenue is due to decreases in print advertising revenue, circulation revenue, and other revenue partially offset by increases in local digital advertising revenue.

The total advertising linage and the average line rate decreased 8.8% and 4.8% during the six months ended February 29, 2012, respectively, as compared to the six months ended February 28, 2011.  National advertising revenue decreased 18.0%, retail advertising revenue decreased 7.4% and classified advertising revenue decreased 8.7% during the six months ended February 29, 2012 as compared to the six months ended February 28, 2011.  Insert revenue decreased 3.4% primarily related to volume decreases of 2.9% during the six months ended February 29, 2012 as compared to the six months ended February 28, 2011.  A decrease in print circulation volume of 7.5% was partially offset by increases in per copy revenue, resulting in a 3.7% decrease in print circulation revenue during the six months ended February 29, 2012 as compared to the six months ended February 28, 2011.  Newspaper digital advertising revenue increased $1.7 million, or 6.9%, during the six months ended February 29, 2012 as compared to the six months ended February 28, 2011 and digital circulation revenue increased $0.1 million, resulting in an overall digital revenue increase of 7.0% during the six months ended February 29, 2012 as compared to the six months ended February 28, 2011.  Other revenue decreased $0.9 million which primarily relates to the termination of a commercial printing contract in September 2010 as discussed earlier.

Operating expenses

Operating expenses for the Newspapers segment decreased $5.1 million to $329.2 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  The decrease in operating expenses is primarily due to the impact of restructuring and cost reduction initiatives implemented during the year ended August 31, 2011 partially offset by pension cost allocations from Corporate.  In particular compensation expense decreased $7.6 million and newsprint expense decreased $2.8 million.  Partially, offsetting these decreases are increases in marketing and promotion of $0.6 million, increases in external printing of $1.0 million and an increase in centralized service cost allocations of $4.2 million.

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring for the Newspapers segment decreased $32.4 million to $84.5 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011. The decrease is due to a decrease in revenue, partially offset by reduced operating expenses, both as described above.

All other

Operating income before depreciation, amortization and restructuring

Operating income before depreciation, amortization and restructuring for the All other category decreased $2.2 million to $5.8 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  This decrease is primarily due to decreased national digital advertising revenue of $1.8 million.  Increased costs from centralization initiatives were offset by an increase in centralized service costs allocated to the Newspapers segment.

Corporate

Operating expenses

Corporate expenses decreased $5.4 million to $10.4 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011.  The decrease is due to decreased compensation costs of $5.9 million primarily as a result of a decrease in share-based compensation expense.  Decreases in compensation costs were partially offset by modest increases in other expenses.

Consolidated quarterly financial information

	Postmedia								Canwest Limited Partnership (2)
	Fiscal 2012 (1)		Fiscal 2011 (1)				Fiscal 2010 (3)		Fiscal 2010 (3)
($ in thousands of Canadian dollars, except per share information)	Q2	Q1	Q4	Q3	Q2	Q1	July 13, 2010 to August 31, 2010		June 1, 2010 to July 12, 2010		Q3

Revenue	198,642	231,090	202,151	227,628	215,010	254,099	122,094		119,229		270,345

Net earnings (loss) from continuing operations	(11,065)	14,278	(838)	(5,162)	(10,728)	4,574	n/a	(3)	n/a	(3)(5)	n/a	(3)(5)
Net earnings (loss) per share from continuing operations
Basic	$(0.27)	$0.35	$(0.02)	$(0.13)	$(0.27)	$0.11	n/a	(3)	n/a	(3)(5)	n/a	(3)(5)
Diluted	$(0.27)	$0.35	$(0.02)	$(0.13)	$(0.27)	$0.11	n/a	(3)	n/a	(3)(5)	n/a	(3)(5)

Net earnings (loss) attributible to equity holders of the Company	(11,065)	28,331	(351)	(2,725)	(12,518)	6,005	(44,618)		n/a	(4)	40,639
Net earnings (loss) per share attributible to equity holders of the Company
Basic	$(0.27)	$0.70	$(0.01)	$(0.07)	$(0.31)	$0.15	$(1.11)		n/a	(5)	n/a	(5)
Diluted	$(0.27)	$0.70	$(0.01)	$(0.07)	$(0.31)	$0.15	$(1.11)		n/a	(5)	n/a	(5)

Cash flows from operating activities	16,045	9,922	(5,187)	39,236	9,185	(4,615)	17,502		n/a	(4)	37,913

Notes:
(1)	The historical consolidated quarterly financial information for Postmedia for Fiscal 2012 and Fiscal 2011 has been prepared in accordance with IFRS.
(2)
We have included historical consolidated quarterly financial information of Canwest Limited Partnership, prepared under Canadian GAAP, to provide quarterly historical financial data of the operations we acquired. However, Canwest Limited Partnership’s historical quarterly financial information is not comparable to our quarterly consolidated financial information and readers are cautioned that such information is not indicative of the future financial condition, results of operations, cash flows and the future development of our business.

(3)
The historical quarterly financial information for Postmedia and Canwest Limited Partnership for Fiscal 2010 has been prepared in accordance with Canadian GAAP and has not been restated for discontinued operations and as a result net earnings (loss) from continuing operations and net earnings (loss) per share from continuing operations have not been presented.

(4)
As Canwest Limited Partnership was under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010, the supplementary financial information in note 5 of the audited financial statements of Canwest Limited Partnership did not include a provision for income taxes. As a result net earnings (loss) attributable to equity holders of the Company have not been presented for the period from June 1, 2010 to July 12, 2010 in the above table. Additionally, no cash flow information was prepared for Canwest Limited Partnership under the liquidation basis of accounting for the period from June 1, 2010 to July 12, 2010 and as a result cash flows from operating activities have not been presented for the period from June 1, 2010 to July 12, 2010 in the above table.

(5)	Net earnings (loss) per share has not been provided for the partnership units of Canwest Limited Partnership.

Liquidity and capital resources

Our principal uses of funds are for working capital requirements, debt servicing and capital expenditures. Based on our current and anticipated level of operations, we believe that our cash on hand, cash flows from operations and available borrowings under our Term Loan Facility and asset-based revolving credit facility (“ABL Facility”) will enable us to meet our working capital, capital expenditures, debt servicing and other funding requirements for the foreseeable future. However, our ability to fund our working capital needs, debt payments and other obligations, and to comply with the financial covenants under our debt agreements, depends on our future operating performance and cash flows.  There are a number of factors which may adversely affect our operating performance and our ability to meet these obligations. See “Key Factors Affecting Operating Results” above.  Our cash flows from operating activities may be impacted by, among other things, the overall strength of the economy, competition from other newspapers and alternative forms of media and competition from alternative emerging technologies. In addition, in recent years there has been a growing shift in advertising dollars from newspaper advertising to other advertising formats, including new media outlets. As a result of the challenging economy, we expect our capital expenditures for the year ending August 31, 2012 to be approximately $15 million to $20 million, as compared to the $32 million to $35 million estimated in our annual management’s discussion and analysis for the year ended August 31, 2011 and period ended August 31, 2010.  Although we expect to fund our capital needs with our available cash, cash generated from operations and available borrowings under the ABL Facility, our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt agreements.

The financial covenants in the Term Loan Facility credit agreement are as follows:

•	The consolidated interest coverage ratio shall not at any time be less than 2.00 to 1.00;
•	The consolidated total leverage ratio shall not exceed (a) 4.50 to 1.00 through November 29, 2012 and (b) 4.00 to 1.00 from November 30, 2012 through maturity; and
•	The consolidated first lien indebtedness leverage ratio shall not exceed (a) 3.00 to 1.00 through November 29, 2012 and (b) 2.50 to 1.00 from November 30, 2012 through maturity.

As at February 29, 2012, we were in compliance with all debt covenants and no amounts were drawn under the ABL Facility.

We expect to meet our cash needs for the remainder of fiscal 2012 through a combination of operating cash flows, cash on hand and existing credit facilities.

Sources of Cash

Cash flows from operating activities

Our principal sources of liquidity are cash flows from operating activities.  For the three and six months ended February 29, 2012, our cash flows from operating activities were inflows of $16.0 million and $26.0 million, respectively (2011 – $9.2 million and $4.6 million, respectively).  Cash flows from operating activities increased $6.8 million for the three months ended February 29, 2012, as compared to the three months ended February 28, 2011, due to changes in non-cash working capital, partially offset by declines in operating income.  Cash flows from operating activities increased $21.4 million for the six months ended February 29, 2012, as compared to the six months ended February 28, 2011, due to changes in non-cash working capital, partially offset by declines in operating income.  As of February 29, 2012 we had cash of $14.1 million (August 31, 2011 - $10.5 million) and our ABL facility was undrawn.  Availability under the ABL facility as at February 29, 2012 was $31.9 million (August 31, 2011 - $37.3 million).

Cash flows from investing activities

For the three and six months ended February 29, 2012, our cash flows from investing activities were outflows of $4.6 million and inflows of $78.3 million, respectively (2011 –  outflows of $4.0 million and $6.8 million, respectively).  The cash flows from investing activities during the three and six months ended February 29, 2012 include capital expenditures related to property and equipment of $2.4 million and $3.9 million, respectively, (2011 - $2.1 million and $3.7 million, respectively) and intangible asset expenditures of $2.1 million and $3.6 million, respectively (2011 - $1.8 million and $4.3 million, respectively)  The inflow during the six months ended February 29, 2012, primarily relates to the net proceeds from the sale of discontinued operations of $85.9 million.  In the six months ended February 28, 2011, we received proceeds on the sale of property and equipment of $1.1 million.

Uses of Cash

Cash flows from financing activities

Cash flows from financing activities for the three and six months ended February 29, 2012, were an outflow of $9.9 million and $100.7 million, respectively, as compared to $12.4 million and $23.4 million for the three and six months ended February 28, 2011, respectively, and were related to our indebtedness as discussed below.

Indebtedness

As of February 29, 2012, we have amounts outstanding under the Term Loan Facility of US$247.5 million (August 31, 2011 - US$340.0 million).  In addition, as of February 29, 2012, we have US$268.6 million of Notes outstanding (August 31, 2011 - US$275.0 million).

During the three months ended February 29, 2012 we made mandatory and optional principal repayments on our Term Loan Facility of $3.2 million (US$3.2 million) and $0.4 million (US$0.4 million), respectively.  During the three months ended February 28, 2011, we made mandatory and optional principal repayments on our Term Loan Facility of $2.7 million (US$1.3 million and CDN$1.4 million) and $9.7 million (US$10.0 million), respectively.  During the six months ended February 29, 2012 we made mandatory principal repayments on our Term Loan Facility of $94.0 million (US$92.1 million), which includes the required repayment due to the sale of the Disposed Properties described earlier in “Overview and Background” and optional principal repayments of $0.4 million (US$0.4 million).  During the six months ended February 28, 2011, we made mandatory and optional principal repayments on our Term Loan Facility of $5.8 million (US$3.0 million and CDN$2.8 million) and $17.4 million (US$17.5 million), respectively.

During the three and six months ended February 29, 2012 we repurchased and retired US$6.4 million of the Notes for total cash consideration of $6.3 million (US$6.2 million).  We did not retire any of the Notes during the three and six months ended February 28, 2011.

The following tables set out the principal and carrying amount of debt outstanding as at February 29, 2012 and August 31, 2011.  The first column of the table translates our US dollar debt to the Canadian equivalent based on foreign exchange rates specified in our foreign currency swap agreements for swapped debt and at the closing foreign exchange rate on February 29, 2012 and August 31, 2011, respectively, for our non-swapped debt.

	February 29, 2012
($ in thousands of Canadian dollars)	Principal translated at swapped or period end rates	Principal translated at period end exchange rates	Financing fees, discounts and other	Carrying Value
Term loan - Tranche C (swapped) (US$196.5M)	201,180	194,436	9,756	184,680
Term loan - Tranche C (non-swapped) (US$51.0M)	50,475	50,475	2,533	47,942
Notes (swapped) (US$265.0M)	274,275	262,217	9,343	252,874
Notes (non-swapped) (US$3.6M)	3,597	3,597	128	3,469
	529,527	510,725	21,760	488,965

	August 31, 2011
($ in thousands of Canadian dollars)	Principal translated at swapped or period end rates	Principal translated at period end exchange rates	Financing fees, discounts and other	Carrying Value
Term loan - Tranche C (swapped) (US$228.1M)	233,679	223,426	13,325	210,101
Term loan - Tranche C (non-swapped) (US$111.9M)	109,598	109,598	6,537	103,061
Notes (swapped) (US$275.0M)	284,625	269,335	10,199	259,136
	627,902	602,359	30,061	572,298

Financial position as at February 29, 2012 compared to August 31, 2011

($ in thousands of Canadian dollars)	February 29, 2012	August 31, 2011

Current assets	138,343	150,822
Total assets	1,077,830	1,180,243
Current liabilities	136,212	148,255
Total liabilities	772,036	864,963
Shareholders' equity	305,794	315,280

The decrease in our current assets at February 29, 2012 as compared to August 31, 2011 is due to the sale of the current assets of the Disposed Properties and a decrease in prepaid expenses and other assets.  Total assets at February 29, 2012 decreased compared to August 31, 2011, due to the sale of assets of the Disposed Properties as well as a reduction of carrying amounts for property and equipment and indefinite life intangible assets as a result of amortization recorded during the six months ended February 29, 2012, combined with the decrease in current assets previously described.  Current liabilities decreased primarily due to the sale of the Disposed Properties.  The decrease in total liabilities is due to principal repayments on long-term debt, decreases in the fair value of derivative financial instruments, the reduction in current liabilities described above, partially offset by increases in other non-current liabilities due to an increase in the carrying value of our employee benefit plans.

Financial Instruments and Financial Instruments Risk Management

The financial instruments and financial risk management policies are the same as disclosed in the August 31, 2011 audited consolidated financial statements except as disclosed below.

Financial instruments

Derivative financial instruments

During the three and six months ended February 29, 2012, we had principal exchanges of US$13.5 million and US$27.0 million, respectively, on our foreign currency interest rate swap associated with Tranche C that was not designated as a hedge, and as a result have a notional amount of US$153.0 million outstanding on this swap as at February 29, 2012 (August 31, 2011 – US$180.0 million).

During the three and six months ended February 29, 2012, we had principal exchanges of US$2.8 million and US$4.6 million, respectively, on our foreign currency interest rate swap associated with Tranche C that was designated as a hedge, and as a result have a notional amount of US$43.5 million outstanding on this swap as at February 29, 2012 (August 31, 2011 – US$48.1 million)

During the three and six months ended February 29, 2012, in conjunction with the retirement of a portion of the Notes as described under “Indebtedness” above, we settled notional US$10.0 million of our associated foreign currency interest rate swap that was designated as a hedge for cash consideration of $0.7 million and as a result have a notional amount of US$265.0 million outstanding on this swap as at February 29, 2012 (August 31, 2011 – US$275.0 million).

Foreign currency risk

We have entered into transactions to reduce foreign currency risk exposure on our US dollar denominated debt.  As of February 29, 2012, we had mitigated foreign currency risk on 89% of our US dollar denominated debt, meeting our goal of largely eliminating our exposure to foreign currency fluctuations on our US dollar denominated indebtedness (August 31, 2011 – 82%).  As at February 29, 2012, we were still exposed to foreign currency risk on the non-swapped portion of Tranche C of US$51.0 million and the non-swapped portion of the Notes of US$3.6 million, representing 11% of our aggregate outstanding US dollar denominated indebtedness (August 31, 2011 – 18%).

Guarantees and Off-Balance Sheet Arrangements

We do not have any significant guarantees or off-balance sheet arrangements.

Contractual obligations and commitments

Our obligations under firm contractual arrangements, including commitments for future payments under capital lease arrangements, operating lease arrangements, pension funding agreements and swap agreements are not materially different from those discussed in our annual management’s discussion and analysis for the year ended August 31, 2011 and the period ended August 31, 2010 other than the effects of foreign exchange on our US dollar swap agreements.  Our obligations under firm contractual arrangements related to debt agreements are not materially different from those discussed in our interim management’s discussion and analysis for the three months ended November 30, 2011 and 2010 other than the effects of foreign exchange on our US dollar debt agreements.

Differences between IFRS and US GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with IFRS, which differs in certain respects from US GAAP.  The significant differences are discussed in detail in note 21 of our interim condensed consolidated financial statements for the three months ended November 30, 2011 and 2010 and in note 16 of our interim condensed consolidated financial statements for the three and six months ended February 29, 2012 and February 28, 2011.

Internal Controls

Disclosure controls and procedures within the Company have been designed to provide reasonable assurance that all relevant information is identified to its management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow required disclosures to be made in a timely fashion.

Internal controls over financial reporting have been designed by management, under the supervision of and with the participation of the Company’s CEO and CFO, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the three and six months ended February 29, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes identified during their evaluation. Furthermore, the Company has determined that there has been no material change in internal controls over financial reporting as a result of the adoption of IFRS.

Risk Factors

The risks relating to our business are described in the section entitled “Risk Factors” included in our annual management’s discussion and analysis for the year ended August 31, 2011 and period ended August 31, 2010, which section is incorporated by reference herein.

Share Capital

As at April 9, 2012 we had the following number of shares and options outstanding:

Class C voting shares	1,181,668
Class NC variable voting shares	39,141,502
Total shares outstanding	40,323,170

Total options and restricted share units outstanding (1)	2,264,000

(1) The total options and restricted share units outstanding are convertible into 2.1 million Class C voting shares and 0.2 million Class NC variable voting shares.  The total options and restricted share units outstanding include 0.8 million options that are vested and 1.5 million options that are unvested.